

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Ms. Spring Liu
Chief Financial Officer
SkyPeople Fruit Juice, Inc.
16F, National Development Bank Tower
No. 2 Gaoxin 1st Road
Xi'an, People's Republic of China

> **Re: SkyPeople Fruit Juice, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 19, 2010**
> **File No. 333-166194**

Dear Ms. Liu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Use of Proceeds, page 34

1.   We note your response dated August 16, 2010 to our prior oral comment. We note that in your "Use of Proceeds" section, you mention "income from government subsidies" on page 35. Please add a cross-reference to the discussion of "Government Grants" on page 42.

2.   You provide a table of "Priority Projects" (the first table on page 34). The fourth item on that table is $6.7 million for "Huludao Wonder—construction and environmental project expenses." This item appears before any of the Qiyiwangguo projects. Yet the "Capital Expenditure Projects" table (the second table on page 34) indicates that you do not intend to use any of the offering proceeds for this item. Please clarify whether or not the items in the "Priority Projects" table are listed by priority. If so, explain why you will spend

proceeds on the Qiyiwangguo projects before you spend on the "Huludao Wonder – construction and environmental project expenses" item.

3.   With regard to your "Capital Expenditure Projects" table, you state that: "The <u>following</u> table presents our current estimated allocations of such proceeds, which includes approximately $24.8 million for projects at Huludao Wonder facility and approximately $21.5 million for projects at Qiyiwangguo facility [emphasis added]." This is imprecise, because $24.8 million and $21.5 million are the aggregate totals for the Huludao Wonder projects and the Qiyiwangguo projects, respectively, as set forth in the "Priority Projects" table above. By contrast, the "Capital Expenditure Projects" table only includes $18.1 million relating to Huludao Wonder projects and a range of $12.5 million to $17.1 million relating to Qiyiwangguo projects. Please clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief